Lundin Mining Corporation	Resource and Reserve Update, Neves-Corvo

Certificate of author

CERTIFICATE of AUTHOR

I, Neil R. Burns, Corporate Resource Geologist of Lundin Mining Corporation, Suite 2101 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, do hereby certify that:

1.	I am author of the report titled Resource and Reserve Update, Neves-Corvo, Portugal, May 2008.

2.
I graduated with a Bachelor of Science degree in Earth Sciences from Dalhousie University, Halifax, NS in 1995. Subsequently I obtained a Master of Science degree in Mineral Exploration from Queen's University in 2003. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I have worked as a geologist for a total of thirteen years since graduating.

3.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("the Instrument") and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of the Instrument. I have worked on evaluation of base metal and precious metal mineral deposits for at least 5 years.

4.
I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in the report, the omission to disclose which makes this report misleading.

5.	Due to my position of Corporate Resource Geologist with Lundin I am not considered independent of the issuer applying all of the tests in section 1.4 of the Instrument.

6.	I have read National Instrument 43-101 and Form 43-101F1, and this technical report has been prepared in accordance with that instrument and form.

Dated at Vancouver, BC, Canada this 12th day of May, 2008.

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Neil R. Burns M.Sc. P.Geo.

May 2008	COPPER ZINC NICKEL SILVER